UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
OMB Number:
SEC File Number:
CUSIP: 58406B103

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

MEDAVAIL HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable
4720 East Cotton Gin Loop, Suite 220
Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85040
City, State and Zip Code

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or other transition report or portion thereof, could not be filed within the prescribed period.

MedAvail Holdings, Inc. is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2023 by the November 14, 2023 filing deadline. We require additional time to complete the preparation and corresponding review of our condensed consolidated financial statements as of and for the quarter ended September 30, 2023. During the quarter ended September 30, 2023 and in the subsequent period during which we prepare our financial statements and related disclosures for inclusion in the Form 10-Q, we have experienced delays in new partner contracting, the deployment of our MedCenter™ products by our partners and in integration services for contracted MedCenter units. The cumulative effect of these delays, in the absence of favorable developments in the future or a supplemental capital raise within the next twelve months, could have an adverse impact on our projections for liquidity during 2024. These potential adverse effects on our liquidity require us to perform more extensive and complex procedures to assess the potential impact of these effects on our financial statements and the impact of liquidity financing options, for which we need additional time prior to filing our Form 10-Q.

Forward-Looking Statements

Certain statements in this 12b-25, other than purely historical information, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding our projections for liquidity, the potential impairment of long-lived assets and the timing for filing the Form 10-Q. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to risks related to completion of our condensed consolidated financial statements for inclusion in the Form 10-Q. We undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates concerning those or other forward-looking statements.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ramona Seabaugh	(877)	830-0826
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☐ YES ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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MEDAVAIL HOLDINGS, INC.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2023	By:	/s/ Ramona Seabaugh
Ramona Seabaugh Chief Financial Officer